LAW OFFICES
JOHNSON & JONES
A PROFESSIONAL CORPORATION

JOHN B. JOHNSON, JR.	2200 BANK OF AMERICA CENTER	W. THOMAS COFFMAN
KENNETH E. DORNBLASER	15 WEST SIXTH STREET	(1940-2007)
RANDY R. SHORB	TULSA, OKLAHOMA 74119-5416	--------------------
E. ANDREW JOHNSON		Retired Founders
J. CHRISTOPHER DAVIS	Telephone: (918) 584-6644	RICHARD D. JONES
------------------	Fax: (918) 584-6645	C. ROBERT JONES
JON D. CARTLEDGE	www.johnson-jones.com
LUKE A. BOMER		Of Counsel
RYAN J. FULDA		PAUL KINGSOLVER
TREVOR L. HUGHES

January 8, 2010

Via Edgar and Fax 703-813-6982
H. Roger Schwall, Assistant Director
Tracey L. McNeil, Esq., Attorney-Advisor
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC  20549

Re:	Arena Resources, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 2, 2009
File No. 001-31657

Dear Mr. Schwall and Ms. McNeil:

Our Firm represents Arena Resources, Inc. (“Arena” or “the Company”)  This letter is written in response to your correspondence of December 31, 2009 and the comments of the SEC staff contained therein related to Arena’s Form 10-K referenced above.  Our responses are numbered below to correspond to the paragraphs contained in your December 31 letter.

Item 11.  Executive Compensation, page 42

Base Salaries, page 44

Equity Compensation, page 44

For purposes of clarification, the comparison of compensation for executives with similar companies is, on a formal basis, limited to “base pay” and is not a significant factor in determining equity-based compensation.  The inclusion on page 44 of “other competitive data on grant values” is an error which was included as an oversight, and will be deleted in all future 10-K filings.

The following is a list of the peer group that was selected and used in the consideration of “base pay:”

Clayton Williams Energy Inc.
Goodrich Petroleum Corporation
Berry Petroleum Company
GMX Resources, Inc.
Carrizo Oil and Gas, Inc.
Parallel Petroleum Corporation
Legacy Reserves, LP
TXCO Resources, Inc.
Concho Resources, Inc.

Mr. H. Roger Schwall
Tracey L. McNeil, Esq.
U.S. Securities and Exchange Commission
January 8, 2010

1.
These companies were selected from a group of approximately 20 companies within the same industry as Arena and were chosen for their similarities on a combination of total revenues, market capitalization and general business model.  The first five companies listed above also are those companies which Arena uses as the “peer group” of companies in the preparation and presentation of its “Stock Performance Graph” included as a part of the Company’s annual proxy statement.  The sixth company listed had historically been included in the peer group until 2009, when such company was replaced for those purposes, since it was in the process of being acquired by a larger corporation.

2.
While the executive compensation for the peer group was reviewed and considered in determining the base pay for Named Officers, there was no targeted range in relation to the peer group.  The base pay for the peer group executives was considered subjectively, along with other factors including experience and retention considerations; past performance; improvement in historical performance; anticipated future potential performance; and other issues specific to the individual executive, as well as the overall compensation package, including equity based compensation for the Named Officers. While not necessarily considered by the Compensation Committee in evaluating the executive compensation, the base pay amounts for Arena executives were in the range of 40% to 65% of the peer group average.

3.
The Compensation Committee did not benchmark elements against the peer group.  As stated, the information on peer companies was used subjectively, without set guidelines or targets in comparison to those companies.

The Company will incorporate all of the information covered in items 1, 2 and 3 more formally in our future 10-K filings.

Summary Compensation Table, page 46

4.
The omission of 2006 compensation information for Named Officers was an oversight (and this information has previously been included in the Company’s 2006 and 2007 10-K filings).  Had the information been included, the table would have appeared as follows:

Mr. H. Roger Schwall
Tracey L. McNeil, Esq.
U.S. Securities and Exchange Commission
January 8, 2010

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards (1) ($)	All Other Compensation ($)	Total ($)

Phillip W. Terry, President and	2006	106,583	12,000	48,948	12,000 (2)	179,531
Chief Executive Officer	2007	164,167	16,000	802,440	12,408 (2)	995,015
	2008	250,000	25,000	946,701	20,750 (2)	1,242,451

William R. Broaddrick,	2006	65,666	-	48,948	-	114,614
Vice President and Chief	2007	89,583	9,000	399,761	1,400 (4)	499,744
Financial Officer	2008	100,008	10,000	373,368	4,500 (4)	487,876

David R. Ricks, Vice President	2006	-	-	-	- (5)	-
of Operations	2007	28,500	1,425	48,196	4,230 (3)	82,351
	2008	190,072	19,000	391,131	27,523 (3)	627,726

Thomas W. Wahl, Vice	2006	-	-	-	- (5)	-
President of Land	2007	50,000	2,633	224,835	1,800 (4)	279,268
	2008	125,000	12,500	339,788	5,625 (4)	482,913

William C. Gaines,	2006	-	-	-	- (5)	-
Manager Reservoir	2007	92,639	9,741	298,978	575 (4)	401,933
Engineering/Acquisitions	2008	125,000	12,500	251,703	6,000 (4)	395,203

In all future 10-K filings, data for the current and the prior two fiscal years, will be included.

Closing Comments

The Company acknowledges the following in connection with this response that:

(a)           the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)           the Company may not assert staff comments as a defense in any proceeding, initiated by the Commission or any person under the federal securities laws of the United States.

Mr. H. Roger Schwall
Tracey L. McNeil, Esq.
U.S. Securities and Exchange Commission
January 8, 2010

We believe this addresses the comments submitted on December 31, 2009.  If you have further questions or comments that you believe can be resolved telephonically, please feel free to contact the undersigned at the number noted above.

Very truly yours,

Kenneth E. Dornblaser
For the Firm

C:	Phillip W. Terry, President
William R. Broaddrick, Chief Financial Officer